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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------
                                 SCHEDULE 14D-9

                                (AMENDMENT NO. 6)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                              NCS HEALTHCARE, INC.
                            (Name of Subject Company)

                              NCS HEALTHCARE, INC.
                        (Name of Person Filing Statement)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    62887410
                     (CUSIP Number of Class A Common Stock)

                 CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                 NOT APPLICABLE
                     (CUSIP Number of Class B Common Stock)

                               ------------------

                             MARY BETH LEVINE, ESQ.
                   SENIOR VICE PRESIDENT AND CORPORATE COUNSEL
                              NCS HEALTHCARE, INC.
                       3201 ENTERPRISE PARKWAY, SUITE 220
                              BEACHWOOD, OHIO 44122
                                 (216) 514-3350

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)

                               ------------------

                                 WITH COPIES TO:

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
         H. JEFFREY SCHWARTZ, ESQ.                    ROBERT B. PINCUS, ESQ.
          MEGAN LUM MEHALKO, ESQ.            SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
BENESCH, FRIEDLANDER, COPLAN & ARONOFF LLP               ONE RODNEY SQUARE
     2300 BP TOWER, 200 PUBLIC SQUARE               WILMINGTON, DELAWARE 19801
           CLEVELAND, OHIO 44114                          (302) 651-3000
              (216) 363-4500
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[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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            This Amendment No. 6 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by NCS
HealthCare, Inc. (the "Company" or "NCS") on August 20, 2002 and amended on
August 21, 2002, August 22, 2002, September 12, 2002, September 30, 2002 and
October 8, 2002 relating to the tender offer by NCS Acquisition Corp. (the
"Offeror"), a Delaware corporation and a wholly owned subsidiary of Omnicare,
Inc., a Delaware corporation ("Omnicare"), for all of the outstanding shares of
Class A Common Stock, par value $0.01 per share, of NCS and Class B Common
Stock, par value $0.01 per share, of NCS, at a price of $3.50 per share, net to the seller in cash (the "Offer"). Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and Amendments No. 1, No. 2, No. 3, No.
4 and No. 5 thereto remains unchanged.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

            Item 7 of the Schedule 14D-9 is hereby amended to add the following at the end thereof:

            On October 22, 2002, NCS issued a press release announcing that the NCS Board has withdrawn its recommendation that the stockholders vote in favor of the Genesis Merger. A copy of the press release is filed as Exhibit 99.6 to this statement and is incorporated herein by reference.


ITEM 8. ADDITIONAL INFORMATION.

            (b)  LEGAL MATTERS

            Item 8(b) of the Schedule 14D-9 is hereby amended to add the following at the end thereof:

            On September 30, 2002, Omnicare filed a motion for summary judgment with the Court of Chancery of the State of Delaware in the case of Omnicare, Inc. v. NCS HealthCare, Inc., C.A. No. 19800 (the "Delaware Lawsuit"), seeking a judgment to the effect that by entering into the Voting Agreements, Messrs. Outcalt and Shaw unintentionally "transferred" and "converted" the Class B Common Shares subject to the Voting Agreements, having ten votes per share, into Class A Common Shares, having one vote per share. On October 17, 2002, the Company filed a memorandum in opposition to Omnicare's motion for summary judgment. A copy of Omnicare's motion for summary judgment and a copy of the Company's memorandum in opposition are filed as Exhibits 99.7 and 99.8 hereto, respectively, and are incorporated herein by reference.

            On October 3, 2002, the Company filed a motion to dismiss Omnicare's complaint in the Delaware Lawsuit, on the grounds that Omnicare lacked standing to bring the claims set forth in the complaint. A copy of the Company's motion to dismiss is filed as Exhibit 99.9 hereto, and is incorporated herein by reference.

ITEM 9. EXHIBITS.

            Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following additional exhibits:

EXHIBIT NO.

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Exhibit 99.6   Press release issued by NCS HealthCare, Inc. on October 22, 2002.

Exhibit 99.7 Plaintiff Omnicare's Motion for Summary Judgment on Count I of the First Amended Complaint, dated September 30, 2002. (Incorporated herein by reference to Exhibit (a)(1)(R) to Amendment No. 13 to Omnicare's Tender Offer Statement on Schedule TO/A, filed on October 1, 2002.)

Exhibit 99.8 The NCS Defendants' Memorandum of Law in Opposition to Omnicare's and the Class Plaintiffs' Motion for Summary Judgment, dated October 17, 2002. (Incorporated herein by reference to Exhibit
               (a)(1)(AA) to Amendment No. 18 to Omnicare's Tender Offer Statement on Schedule TO/A, filed on October 21, 2002.)

Exhibit 99.9 The NCS Defendants' Motion to Dismiss Omnicare's Second Amended Complaint, dated October 3, 2002. (Incorporated herein by reference to Exhibit (a)(1)(V) to Amendment No. 17 to Omnicare's Tender Offer Statement on Schedule TO/A, filed October 18, 2002.)

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                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    NCS HEALTHCARE, INC.



                                    By: /s/ Kevin B. Shaw
                                       -------------------------------------
                                       Kevin B. Shaw
                                       President and Chief Executive Officer

Dated: October 22, 2002